AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 9, 2007

REGISTRATION STATEMENT NO.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Chelsea Therapeutics International, Ltd.

(Exact name of registrant as specified in its charter)

Delaware	2834	20-3174202
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

13950 Ballantyne Corporate Place, Suite 325

Charlotte, North Carolina 28277

Telephone: (704) 341-1516

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Simon Pedder, Ph.D.

President and Chief Executive Officer

Chelsea Therapeutics International, Ltd.

13950 Ballantyne Corporate Place, Suite 325

Charlotte, North Carolina 28277

Telephone: (704) 341-1516

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Donald R. Reynolds, Esq.

Jeffrey M. Smith, Esq.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

Telephone: (919) 781-4000

Facsimile: (919) 781-4865

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to a dividend or interest reinvestment plan, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Number of shares to be registered (1)	Proposed maximum aggregate offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common stock, $0.0001 par value per share	2,648,306	5.45	$14,433,268	$443.10
Common stock, $0.0001 par value per share, issuable upon exercise of warrants	794,492	5.45	$4,329,981	$132.93
Total	3,442,798	5.45	$18,763,249	$576.03

(1)	There is also being registered hereunder an indeterminate number of shares of common stock as shall be issuable pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions, and in such event the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416 under the Securities Act.
(2)	Estimated solely for purposes of calculating the registration fee under Rule 457 under the Securities Act, based on the average of the high and low prices reported on the Nasdaq Capital Market as of a specified date within 5 business days prior to the date of filing this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated April 9, 2007

PROSPECTUS

3,442,798 Shares of Common Stock

The selling stockholders identified in this prospectus are offering for sale from time to time up to 3,442,798 shares of our common stock, $0.0001 par value per share. The selling stockholders may sell the common stock from time to time in public transactions or in privately negotiated transactions, without limitation, through any means described in the section hereof entitled “Plan of Distribution”, at market prices prevailing at the time of sale or at negotiated prices. The timing and amount of any sale are within the sole discretion of the selling stockholders. We will not receive any proceeds from the sale of shares registered under this prospectus.

Our common stock is quoted on the Nasdaq Capital Market under the symbol “CHTP”. On April 5, 2007, the closing sale price for our common stock was $5.67.

You should read this prospectus and any prospectus supplement carefully before you invest. See “Where You Can Find More Information” for more information.

Investing in our stock involves a high degree of risk. See “ Risk Factors” on Page 4 for information that should be considered by prospective investors.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is     , 2007.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it might not contain all of the information that is important to you. Accordingly, you are urged to carefully review this prospectus in its entirety, including “Risk Factors” beginning on page 4 and our financial statements and related notes thereto incorporated by reference herein, before making an investment decision.

Our Company

We are a development stage pharmaceutical company that seeks to acquire and develop innovative products for the treatment of a variety of human diseases. Our strategy is to develop technologies that address important unmet medical needs or offer improved cost-effective alternative to current methods of treatment. Specifically, we are developing prescription products for multiple autoimmune disorders including rheumatoid arthritis, psoriasis, inflammatory bowel disease (IBD) and cancer along with our development of a novel therapeutic agent for the treatment of neurogenic orthostatic hypotension and related conditions and diseases.

Since our inception in 2002, we have focused primarily on organizing and staffing our company, negotiating in-licensing agreements with our partners, acquiring, developing and securing our proprietary technology, synthesis and manufacturing of investigational compounds, participating in regulatory discussions with the United States Food & Drug Administration, or the FDA, the European Medicines Agency, or the EMEA, and other regulatory agencies, undertaking pre-clinical and clinical trials of our product candidates and raising capital. We are a development stage company and have generated no revenues since inception. We do not anticipate generating any product revenue until approvals are successfully obtained from the FDA or equivalent foreign regulatory bodies to begin selling pharmaceutical/biotech candidates.

We have retained a management team with leading core competencies and expertise in numerous fields, including manufacturing, research, clinical, regulatory and business development. Our management and advisors are comprised of experienced pharmaceutical and biotechnology industry veterans and respected experts. We are led by Chief Executive Officer, Dr. Simon Pedder, formerly Vice President, Pharmaceutical Business, Oncology at Hoffman-La Roche Inc., who has over 15 years of senior pharmaceutical management experience, including drug development and business experience. During his time at Roche, Dr. Pedder was responsible for a number of global development programs, including successful registrations and product launches.

Recent Developments

On March 22, 2007, we raised gross proceeds of approximately $12.5 million through the sale of 2,648,306 shares of our $0.0001 par value common stock plus warrants for the purchase of an additional 794,492 shares of our $0.0001 par value common stock. In this prospectus, we refer to this financing as the “March 2007 private placement.” The warrants issued in the March 2007 private placement permit the holders to purchase the underlying common shares at $5.66 per share at any time prior to March 22, 2012 and are redeemable at our option at any time if the volume weighted average price per share of our common stock for a period of 20 consecutive trading days is at least $12.00 per share (as adjusted for stock splits, combinations or other similar events). In connection with this offering, we engaged Leerink Swann Company as placement agent and paid it commissions and other offering-related expenses of approximately $640,000 in cash. Under the terms of the financing we have agreed to file a registration statement with the SEC within 30 days of the closing for the shares of common stock sold and the shares of common stock underlying the warrants.

Corporate History

Our operating company was incorporated in Delaware in April 2002 under the name Aspen Therapeutics, Inc., and changed its name to Chelsea Therapeutics, Inc. in July 2004. On February 11, 2005, Chelsea Therapeutics, Inc.

completed a merger with Ivory Capital Corporation, a publicly traded Colorado corporation formed in May 1988. At the time of the transaction, Ivory Capital had only nominal assets and no operating activities. In connection with this merger transaction, a wholly owned subsidiary of Ivory Capital Corporation merged with and into Chelsea Therapeutics, Inc., with Chelsea Therapeutics, Inc. remaining as the surviving corporation and a wholly owned subsidiary of Ivory Capital Corporation. In connection with the merger, the former stockholders of Chelsea Therapeutics, Inc. received 96.75% percent of our outstanding equity on a fully diluted basis. Pursuant to the terms of the merger, the sole officer and director of Ivory Capital Corporation prior to the merger was replaced with the officers and directors of Chelsea Therapeutics, Inc.

On June 17, 2005, Ivory Capital Corporation formed a wholly owned subsidiary in Delaware named Chelsea Therapeutics International, Ltd. for the purpose of reincorporating in Delaware. On July 28, 2005, Ivory Capital Corporation merged with Chelsea Therapeutics International, Ltd., with Chelsea Therapeutics International, Ltd. as the surviving corporation. As a result, Chelsea Therapeutics International, Ltd. is the public reporting company and is the 100% owner of Chelsea Therapeutics, Inc., its operating subsidiary.

Except where the context provides otherwise, references to “we,” “us ,” “our” and similar terms mean Chelsea Therapeutics International, Ltd., Ivory Capital Corporation and Chelsea Therapeutics, Inc. When we refer in this prospectus to business and financial information relating to periods prior to December 31, 2004, we are referring to the business and financial information of Chelsea Therapeutics, Inc. Unless the context requires otherwise, when we refer in this prospectus to business and financial information for periods between January 1, 2005 and July 28, 2005, we are referring to the business and financial information of Ivory Capital Corporation. Except as noted, all share numbers included herein reflect the conversion of every nine shares of Ivory Capital Corporation common stock for one share of Chelsea Therapeutics International, Ltd. common stock that occurred in connection with our Delaware reincorporation on July 28, 2005.

Our executive offices are located at 13950 Ballantyne Corporate Place, Suite 325, Charlotte, North Carolina 28277 and our telephone number at that location is (704) 341-1516. Our website address is www.chelsearx.com. The information contained on our website in not a part of, and should not be construed as being incorporated by reference into, this prospectus.

The Offering

The selling stockholders identified beginning on page 17 of this prospectus are offering on a resale basis a total of 3,442,798 of the following shares of our common stock:

•	2,648,306 shares of our outstanding common stock issued in connection with our March 2007 private placement;

•	794,492 shares of our common stock issuable at a price of $5.66 per share upon the exercise of warrants issued to the investors in connection with our March 2007 private placement.

Common stock outstanding prior to our March 2007 private placement (1)	19,712,057 shares

Common stock offered by the selling stockholders	3,442,798 shares

Common stock outstanding as of the date of this prospectus (1)(2)	22,360,363 shares

Common stock to be outstanding after the offering (3)	23,154,855 shares

Common stock Nasdaq Capital Market Symbol	CHTP

(1)

Does not include: (i) 2,645,000 shares reserved for issuance under our 2004 Stock Plan, of which 2,263,040 shares are issuable upon exercise of outstanding options; and (ii) 3,666,009 shares of common stock issuable upon warrants not registered in this offering.

(2)	Also excludes 794,492 shares issuable upon exercise of warrants issued in the March 2007 private placement.
(3)	Assumes the issuance of 794,492 shares offered hereby that are issuable upon exercise of warrants issued in the March 2007 private placement.

Use of Proceeds

The shares of common stock offered by this prospectus are being registered for the account of the selling stockholders named in this prospectus. As a result, all proceeds from the sales of the common stock will go to the selling stockholders and we will not receive any proceeds from the resale of the common stock by the selling stockholders. In the event that all of the warrants to purchase 794,492 shares of common stock, which were issued in connection with the private placement that we closed on March 22, 2007, are exercised for cash, we will receive proceeds of approximately $4,496,825. We will bear all costs associated with this registration statement and prospectus.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We anticipate that any earnings will be retained for development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Our board of directors has sole discretion to pay cash dividends based on our financial condition, results of operations, capital requirements, contractual obligations and other relevant factors.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information in this prospectus, including our financial statements and the related notes thereto, before investing in our common stock. Our business, operating results and financial condition could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, in which case you could lose all or part of your investment.

Risks Related to Our Business

We are a development-stage company and might not be able to commercialize any product candidates.

We are a development-stage company and have not demonstrated our ability to perform the functions necessary for the successful commercialization of any product candidates. The successful commercialization of any product candidates will require us to perform a variety of functions, including:

•	continuing to undertake pre-clinical development and clinical trials;

•	participating in regulatory approval processes;

•	formulating and manufacturing products; and

•	conducting sales and marketing activities.

Our operations have been limited to organizing and staffing our company, negotiating in-licensing agreements with out partners, acquiring, developing and securing our proprietary technology, participating in regulatory discussions with the Food and Drug Administration (FDA), the European Medicines Agency (EMEA) and other regulatory agencies and undertaking pre-clinical trials and clinical trials of our product candidates. These operations provide a limited basis for you to assess our ability to commercialize our product candidates and the advisability of investing in our securities.

We currently have no product revenue and will need to raise additional capital to operate our business.

To date, we have generated no product revenue. Until, and unless, we receive approval from the FDA and other regulatory authorities for our product candidates, we cannot sell our drugs and will not have product revenue. Currently, our primary product candidates are droxidopa and CH-1504, and neither is approved by the FDA nor, with the exception of droxidopa which has Japanese approval, any other regulatory agency for sale. Therefore, for the foreseeable future, we will have to fund all of our operations and development expenditures from cash on hand, licensing fees and grants. We expect to seek additional sources of financing, which might not be available on favorable terms, if at all. If we do not succeed in raising additional funds on acceptable terms, we might not be able to complete planned pre-clinical and clinical trials or obtain approval of any product candidates from the FDA and other regulatory authorities. In addition, we could be forced to discontinue product development, reduce or forego sales and marketing efforts and forego attractive business opportunities. Any additional sources of financing will likely involve the issuance of our equity securities, which will have a dilutive effect on our stockholders.

We are not currently profitable and might never become profitable.

We have a history of losses and expect to incur substantial losses and negative operating cash flow for the foreseeable future, and we might never achieve or maintain profitability. Even if we succeed in developing and commercializing one or more product candidates, we expect to incur substantial losses for the foreseeable future and might never become profitable. From inception through December 31, 2006 we had losses of $19.6 million, and we anticipate losses in the range of $20 to 35 million during the 12 to 18 months commencing January 2007. Actual losses will depend on a number of considerations, including:

•	the pace and success of pre-clinical development and clinical trials for droxidopa, CH-1504 and other product candidates;

•	seeking regulatory approval for our various product candidates;

•	obtaining European Orphan Drug approval for droxidopa from the EMEA;

•	discussions with regulatory agencies concerning the design of our clinical trials;

•	implementing additional internal systems and infrastructure;

•	possible out-licensing of our product candidates;

•	in-licensing and development of additional product candidates; and

•	hiring additional personnel.

We also expect to experience negative cash flow for the foreseeable future as we fund our operating losses and development expenditures. As a result, we will need to generate significant revenue in order to achieve and maintain profitability. We might not be able to generate revenue or achieve profitability in the future and are unlikely to do so in the near term. Our failure to achieve or maintain profitability could negatively impact the value of our securities.

We might not obtain the necessary U.S. or worldwide regulatory approvals to commercialize any product candidates.

We cannot assure you that we will receive the approvals necessary to commercialize our product candidates including droxidopa, CH-1504, or any other product candidate either currently in our drug candidate portfolio or which we might acquire or develop in the future. We will need FDA approval to commercialize our product candidate in the United States and approvals from equivalent regulatory authorities in foreign jurisdictions to commercialize our product candidates in those jurisdictions. In order to obtain FDA approval of any product candidate, we must submit to the FDA a New Drug Application, or NDA, demonstrating that the product candidate is safe for humans and effective for its intended use. This demonstration requires significant research and animal tests, which are referred to as pre-clinical studies, as well as human tests, which are referred to as clinical trials. Satisfaction of the FDA’s regulatory requirements typically takes many years, depends upon the type, complexity and novelty of the product candidate and requires substantial resources for research, development and testing. We cannot predict whether our research and clinical approaches will result in drugs that the FDA considers safe for humans and effective for indicated uses. The FDA has substantial discretion in the drug approval process and may require us to conduct additional pre-clinical and clinical testing or to perform post-marketing studies. The approval process might also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals might:

•	delay commercialization of, and our ability to derive product revenue from, a product candidate;

•	impose costly procedures on us; and

•	diminish any competitive advantages that we might otherwise enjoy.

Even if we comply with all FDA requests, the FDA may ultimately reject one or more of our NDAs. We cannot be sure that we will ever obtain regulatory clearance for any of our product candidates. Failure to obtain FDA approval of these product candidates, particularly droxidopa or CH-1504, will severely undermine our business and could substantially extend the period before we have a saleable product, leaving us without any source of revenue until another product candidate can be developed. There is no guarantee that we will ever be able to develop or acquire another product candidate.

In foreign jurisdictions, we must receive approval from the appropriate regulatory authorities before we can commercialize any drugs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above. We cannot assure you that we will receive the approvals necessary to commercialize product candidates for sale outside the United States.

We might not obtain approval from the EMEA for Orphan Drug Status in the European Union.

We are currently involved in the process of applying for orphan drug status for droxidopa in the European Union from the EMEA. The EMEA is authorized to grant orphan drug designation for a drug intended to treat a rare disease or condition, which generally is a disease or condition that affects fewer than five persons in 10,000 within the countries of the European Union. Although there are other opportunities for market exclusivity in the European Union, if the EMEA does not grant orphan status for droxidopa it is likely to extend both the time and the cost of our clinical trials, or require us to have separate and more extensive trials for droxidopa in Europe. We can provide no assurance that we will have adequate resources to conduct these additional trials or that they will ultimately result in regulatory approval in Europe.

Our drug candidates may require extensive reformulation work prior to approval or they may prove unsuitable for further development regardless of reformulation efforts.

Our development program for CH-1504 was delayed in May of 2006 as a result of data that came to our attention concerning possible bioavailability issues and animal data suggesting significant variations in blood plasma levels. We have identified possible improvements to the formulation for CH-1504 that we believe will improve the drug relative to these issues, however we cannot determine at this time whether these improvements will be adequate to justify further clinical trials or ultimately to permit FDA and other regulatory approvals. Other formulation issues may arise or prove more significant than anticipated, either with CH-1504 or with other drug candidates in our portfolio.

Our product candidate CH-1504 has had only limited formal clinical trials.

Our product candidate, CH-1504, is in an early stage of development and requires extensive clinical testing. In June 2005, we commenced Phase I dose escalation clinical trials of CH-1504 in humans in the United Kingdom at Guy’s Hospital in London, under the Clinical Trial Authorization, or CTA, issued by the Medicines and Healthcare Products Regulatory Agency, the United Kingdom’s health authority. Following the current reformulation program, additional clinical testing will be required to ascertain equivalency ratios for the reformulated compound as compared to the compound used during the Phase I trials in the UK. Following this additional clinical testing we will determine whether safety and pharmacokinetic data will enable us to initiate Investigational New Drug (IND) submissions for CH-1504 in rheumatoid arthritis with the FDA, EMEA and other health agencies to initiate Phase II trials later this year. After the completion of those trials, we plan on initiating several additional Phase II studies (in other indications) and, as appropriate, Phase III studies in rheumatoid arthritis. Upon completion of the Phase III studies in rheumatoid arthritis, we hope to use data from these studies to file a New Drug Application, or NDA. We currently estimate a global filing of the NDA no sooner than 2010. However, we cannot predict with any certainty the timing of our clinical trials, if or when we might submit an NDA for regulatory approval of this product candidate or whether such an NDA will be accepted.

There has been only very limited testing of our I-3D product candidates.

Our I-3D product candidates being jointly developed with Active Biotech are early in their development. None of the candidates have had adequate toxicology testing in animals to permit clinical testing and there is no clinical evidence of efficacy for any of these candidates, despite limited similarities with compounds currently marketed by others. Animal toxicology trials on our I-3D compounds may not permit further development of these drugs or we may have to carry out toxicology trials on several compounds before we find one that is appropriate for clinical testing. Once clinical trials are undertaken, the compound or compounds may not prove adequately safe and efficacious in humans and may not be approved by the FDA or other regulatory agencies.

Clinical trials are very expensive, time-consuming and difficult to design and implement.

Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The clinical trial process is also time-consuming. We estimate that clinical trials of any product candidate will take at least two years to complete. Furthermore, failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials might be delayed by several factors, including:

•	unforeseen safety issues;

•	clarification of dosing issues;

•	lack of effectiveness during clinical trials;

•	slower than expected rates of patient recruitment;

•	inability to monitor patients adequately during or after treatment;

•	inability or unwillingness of medical investigators to follow our clinical protocols; and

•	unexpected emergence of competitive drugs against which our compounds might need to be tested.

In addition, we or the FDA or another governing regulatory agency may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the regulatory agency finds deficiencies in the conduct of these or our regulatory submissions. Therefore, we cannot predict with any certainty the schedule for future clinical trials.

The results of our clinical trials might not support our product candidate claims.

Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product candidate claims. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process might fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. This failure would cause us to abandon a product candidate and might delay development of other product candidates. Any delay in, or termination of, our clinical trials will delay the filing of our NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenue. Preliminary clinical trials conducted previously on our CH-1504 compound involved a small patient population over a relatively short period and because of these factors, the results might not be indicative of future results. Moreover, these initial trials were not performed in accordance with standards normally required by the FDA and other regulatory agencies.

We intend to explore additional indications for droxidopa, however these programs may not prove successful.

We have announced our interest in exploring certain additional indications for droxidopa and we may make similar announcements in the future. While trials conducted by our partner, Dainippon Sumitomo Pharma Co., Ltd. (DSP), for the Japanese market provide evidence of efficacy for certain indications, other indications may be explored for which we have no existing clinical evidence of efficacy. Such trials are likely to be very costly. We do not have market approval from the FDA or other regulatory agencies for any of the indications we are exploring and there are no guarantees that additional clinical trials will provide new evidence of efficacy in the targeted indications or permit us to gain market approval from regulatory agencies.

Physicians and patients might not accept and use our drugs.

Even if the FDA approves any of our product candidates, physicians and patients might not accept and use them. Acceptance and use of our products will depend upon a number of factors including:

•	perceptions by members of the healthcare community, including physicians, about the safety and effectiveness of our drug;

•	cost-effectiveness of our product relative to competing products;

•	understanding by prescribing physicians of the medical conditions we are attempting to address;

•	availability of reimbursement for our product from government or other healthcare payers; and

•	effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any.

Because we expect that sales of our product candidates could, if approved, generate a substantial portion of our product revenue for an extended period, the failure of such a drug to find market acceptance would harm our business and could require us to seek additional financing.

Our drug development program depends upon third-party researchers who are outside our control.

We depend upon independent investigators and collaborators, such as universities and medical institutions, to conduct our pre-clinical and clinical trials under agreements with us. These collaborators are not our employees and we cannot control the amount or timing of resources that they devote to our programs. These investigators might not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. These collaborators might also have relationships with other commercial entities, some of which might compete with us. If our collaborators assist our competitors at our expense, our competitive position would be harmed.

Our drug development program also depends upon our partners who are outside our control.

We have licensed certain rights related to droxidopa from Dainippon Sumitomo Pharma Co., Ltd. (DSP) and depend upon them for data and support in advancing our clinical program for this compound. In addition, DSP is currently the sole manufacturer of this compound for our clinical program. Similarly, we are pursuing the development of the I-3D portfolio with our partner, Active Biotech AB and depend on their cooperation to advance the program and to share the cost of development and testing. Without the timely support of these partners, either program could suffer significant delays, require significantly higher spending or face cancellation.

We rely exclusively on third parties to formulate and manufacture our product candidates.

We have no experience in drug formulation or manufacturing and do not intend to establish our own manufacturing facilities. We lack the resources and expertise to formulate or manufacture our own product candidates. While we have a contract in place with DSP covering droxidopa, we currently have no contract for the commercial scale manufacture of CH-1504 or other antifolate or I-3D compounds. We intend to contract with one or more manufacturers to manufacture, supply, store and distribute drug supplies for our clinical trials. If any of our current product candidates or any other product candidates that we may develop or acquire in the future receive FDA approval, we will rely on one or more third-party contractors to manufacture our drugs. Our anticipated future reliance on a limited number of third-party manufacturers exposes us to the following risks:

•

We might not be able to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA approval, if any.

•	Our third-party manufacturers might be unable to formulate and manufacture our drugs in the volume and of the quality required to meet our clinical needs and commercial needs, if any.

•

Our future contract manufacturers might not perform as agreed or might not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products.

•

Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the DEA, and corresponding state agencies to ensure strict compliance with good manufacturing practice and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these regulations and standards.

Each of these risks could delay our clinical trials, the approval, if any, of our product candidates by the FDA or the commercialization of our product candidates or result in higher costs or deprive us of potential product revenue.

We have no experience selling, marketing or distributing products and only limited internal capability to do so.

We currently have no sales, marketing or distribution capabilities other than as provided by the recent hiring of our Vice President of Sales and Marketing. We do not anticipate having significant additional resources within the next 12 months to allocate to the sales and marketing of our proposed products. As a result, our future success depends, in part, on:

•	our ability to enter into and maintain collaborative relationships for these capabilities, either through out-licensing of our compounds or through contracting organizations;

•	the collaborator’s strategic interest in the products under development; and

•	such collaborator’s ability to successfully market and/or sell any such products.

To the extent that we decide not to, or are unable to, enter into collaborative arrangements with respect to the sales and marketing of our proposed products or if we decide to add internal resources to complement third party resources, significant development expenditures, management resources and time will be required to establish and develop our own marketing and sales force with technical expertise.

If we cannot compete successfully for market share against other drug companies, we will not achieve sufficient product revenue and our business will suffer.

The market for our product candidate CH-1504 is characterized by intense competition and rapid technological advances. The identified market for droxidopa, while smaller, has well established generic competition. If CH-1504, droxidopa or other product candidates receive FDA approval, they will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. Existing or future competing products might provide greater therapeutic convenience, efficacy or other benefits for a specific indication than our products, or might offer comparable performance at a lower cost. If our products fail to capture and maintain market share, we will not achieve sufficient product revenue and our business will suffer.

We will compete against fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors have compounds already approved or in development. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs or have substantially greater financial resources than we do, as well as significantly greater experience in:

•	developing drugs;

•	undertaking pre-clinical testing and human clinical trials;

•	obtaining FDA and other regulatory approvals of drugs;

•	formulating and manufacturing drugs;

•	launching, marketing and selling drugs; and

•	post-marketing safety surveillance.

Developments by competitors might render our products or technologies obsolete or non-competitive.

Companies that currently sell both generic and proprietary compounds for the treatment of rheumatoid arthritis include but are not limited to Abbott Laboratories, Amgen, Aventis, Barr Laboratories, Boehringer Ingelheim Pharma, Hoffman-La Roche, Johnson & Johnson, Bristol-Myers Squibb and Mylan Laboratories. Companies that currently sell compounds used for the treatment of orthostatic hypotension include Shire, Mylan Pharmaceuticals, Eon Labs, Impax Laboratories and King Pharmaceuticals. Alternative technologies are being developed to treat rheumatoid arthritis by numerous companies including Celltech, which are in advanced clinical trials. In addition, companies pursuing different but related fields represent substantial competition. Many of these organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, longer drug development history in obtaining regulatory approvals and greater manufacturing and marketing capabilities than we do. These organizations also compete with us to attract qualified personnel and parties for acquisitions, joint ventures or other collaborations.

Our success, competitive position and future revenue will depend in part on our ability to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties.

We do not know whether any of our pending patent applications or those patent applications that we may file or license in the future will result in the issuance of any patents. Moreover, we cannot predict the degree of patent protection that will be afforded by those patent applications that do result in issuance. Although we generally seek the broadest patent protection available for our proprietary compounds, we may not be able to obtain patent protection for the actual composition of any particular compound and may be limited to protecting a new method of use for the compound or otherwise restricted in our ability to prevent others from exploiting the compound. If our patent protection for any particular compound is limited to a particular method of use or indication such that, if a third party were to obtain approval of the compound for use in another indication, we could be subject to competition arising from off-label use.

Moreover, our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated, rendered unenforceable or circumvented, any of which could limit our ability to stop competitors from marketing related products. In addition, the rights granted under any issued patents may not provide us with competitive advantages against competitors with similar compounds or technologies. Furthermore, our competitors may independently develop similar technologies in a manner that does not infringe our patents or other intellectual property.

If a third party legally challenges our patents or other intellectual property rights that we own or license, we could lose certain of these rights. For example, third parties may challenge the validity of our U.S. or foreign patents through reexaminations, oppositions or other legal proceedings. If successful, a challenge to our patents or other intellectual property rights could deprive us of competitive advantages and permit our competitors to use our technology to develop similar products.

In addition, we do not anticipate having patent protection on our droxidopa compound if it receives market approval by the FDA. While the orphan drug designation for this compound by the FDA will provide seven (7) years of market exclusivity, we will not be able to exclude other companies from manufacturing and marketing this compound beyond that timeframe.

Claims by third parties that we infringe their proprietary rights may result in liability for damages or prevent or delay our developmental and commercialization efforts.

If a third party were to file a patent infringement suit against us, we could be forced to stop or delay research, development, manufacturing or sales of any infringing product in the country or countries covered by the patent infringed, unless we can obtain a license from the patent holder. Any necessary license may not be available on acceptable terms or at all, particularly if the third party is developing or marketing a product competitive with the infringing product. Even if we are able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. We also may be required to pay substantial damages to the patent holder in the event of an infringement. If we have supplied infringing products to third parties for marketing or have licensed third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for any damages they may be required to pay to the patent holder and for any losses they may sustain themselves as a result.

We may initiate patent litigation against third parties to protect or enforce our patent rights. Failure to protect our patents and other proprietary rights may materially harm our business, financial condition and results of operations.

Legal or administrative proceedings may be necessary to defend against claims of infringement or to enforce our intellectual property rights. If we become involved in any such proceeding, irrespective of the outcome, we may incur substantial costs, and the efforts of our technical and management personnel may be diverted, which could materially harm our business. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that disclosure of some of our confidential information could be compelled and the information compromised. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments that, if perceived as negative by securities analysts or investors, could have a substantial adverse effect on the trading price of our common stock.

Existing patents and proprietary rights could harm our competitive position.

Other entities may have or obtain patents or proprietary rights that could limit our ability to manufacture, use, sell, offer for sale or import products or impair our competitive position. In addition, to the extent that a third party develops new technology that covers our products, we may be required to obtain licenses to that technology, which licenses may not be available or may not be available on commercially reasonable terms, if at all. Our failure to obtain a license to any technology that we require may materially harm our business, financial condition and results of operations.

Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.

The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Therefore, enforceability or scope of our patents in the United States or in foreign countries cannot be predicted with certainty, and, as a result, any patents that we own or license may not provide sufficient protection against competitors.

Some jurisdictions have laws that permit the government to force a patentee to grant a license to a third party for commercialization of a patented product if the government concludes that the product is not sufficiently developed or not meeting the health needs of the population. Such compulsory licensing laws are very rarely invoked outside of South America and Africa. In addition, a number of countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may be limited to monetary relief and may be unable to enjoin infringement, which could materially diminish the value of the patent. Such compulsory licenses could be extended to include some of our product candidates, which may limit our potential revenue opportunities.

Because of the extensive time required for development, testing and regulatory review of a new drug, it is possible that any related patent may expire before any of our product candidates can be commercialized or remain in force for only a short period following commercialization. In either case, this would reduce any advantages of the patent.

If we are unable to satisfy our obligations under current and future license agreements, we could lose license rights which would adversely affect our business.

We are a party to a license agreement with M. Gopal Nair under which we license patent rights for our product candidate CH-1504. Similarly, we license patent and/or certain other rights from Dainippon Sumitomo Pharma Co., Ltd. (DSP) for droxidopa and from Active Biotech AB for the I-3D portfolio of compounds. We may enter into additional licenses in the future. Our existing licenses impose, and we expect future licenses will impose, various milestone payments, royalty payments and other obligations on us. If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose license rights that are important to our business. If a licensor challenges our license position, our competitive position and business prospects could be harmed.

Our license agreement with Dr. Nair reserves rights to the licensor in India. Therefore, we will not commercialize CH-1504 in India. Our license agreement with DSP reserves rights to the licensor in Japan, Korea, China and Taiwan which preclude our commercialization of droxidopa in those markets. Our license agreement with Active Biotech AB grants rights to us only in North America and South America with Active Biotech retaining commercialization rights in the rest of the world.

If we are unable to enforce trade secret protection and confidentiality agreement with our employees, our competitive position might be harmed.

Our success also depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors, as well as our licensors and contractors. To help protect our proprietary know-how and our inventions for which patents are unobtainable or difficult to obtain, we rely on trade secret protection and confidentiality agreements. To this end, it is our policy to require all of our employees, consultants, advisors and contractors to enter into agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. These agreements might not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If any of our trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired and our business and competitive position would suffer.

If we infringe the rights of third parties we could be prevented from selling products, forced to pay damages and defend against litigation.

If our products, methods, processes and other technologies infringe the proprietary rights of other parties, we could incur substantial costs and we might have to:

•	obtain licenses, which might not be available on commercially reasonable terms, if at all;

•	abandon an infringing drug candidate;

•	redesign our products or processes to avoid infringement;

•	stop using the subject matter claimed in the patents held by others;

•	pay damages; or

•	defend litigation or administrative proceedings, which might be costly whether we win or lose, and which could result in a substantial diversion of valuable management resources.

Our ability to generate product revenue will be diminished if our drugs sell for inadequate prices or patients are unable to obtain adequate levels of reimbursement.

Our ability to commercialize our drugs, alone or with collaborators, will depend in part on the extent to which reimbursement will be available from:

•	government and health administration authorities;

•	private health maintenance organizations and health insurers; and

•	other healthcare payers.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Healthcare payers, including Medicare, are challenging the prices charged for medical products and services. Government and other healthcare payers increasingly attempt to contain healthcare costs by limiting both coverage and the level of reimbursement for drugs. Even if a product candidate is approved by the FDA, insurance coverage might not be available and reimbursement levels might be inadequate to cover our drug. If government and other healthcare payers do not provide adequate coverage and reimbursement levels for our product, once approved, market acceptance and our revenue could be reduced.

Specifically, not all physicians recognize a separate indication for symptomatic neurogenic orthostatic hypotension and we cannot provide assurances that reimbursement will be approved by the relevant decision makers even if droxidopa receives market approval from the FDA or other regulatory authorities.

We might not successfully manage our growth.

We are a small, development stage company. Our success will depend upon the expansion of our operations and the effective management of our growth, which will place a significant strain on our management and on our administrative, operational and financial resources. We currently have eleven (11) employees and anticipate hiring approximately four additional employees over the next 12 months. To manage this growth, we might have to expand our facilities, augment our operational, financial and management systems and hire and train additional qualified personnel. If we are unable to manage our growth effectively, our business would be harmed.

We might be exposed to liability claims associated with the use of hazardous materials and chemicals.

Our research and development activities might involve the controlled use of hazardous materials and chemicals. Although we believe that our safety procedures, and those of our partners, for using, storing, handling and disposing of these materials comply with federal, state, local and, where applicable, foreign laws and regulations, we cannot completely eliminate the risk of accidental injury or contamination from these materials. In the event of such an accident, we could be held liable for any resulting damages and any liability could materially adversely affect our business, financial condition and results of operations. In addition, the laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous or radioactive materials and waste products might require us to incur substantial compliance costs that could materially adversely affect our business, financial condition and results of operations.

We rely on key executive officers and scientific and medical advisors, and their knowledge of our business and technical expertise would be difficult to replace.

As a small, development-stage company, we are highly dependent on our executive officers, including particularly our Chief Executive Officer, Simon Pedder, Ph.D., and our principal scientific, regulatory and medical advisors. Dr. Pedder is the only executive officer whose employment with us is governed by an employment agreement, and the term of employment under that agreement expires in May 2009. We do not have “key person” life insurance policies for any of our officers. The loss of the technical knowledge and management and industry expertise of any of our key personnel could result in delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect our operating results.

If we are unable to hire additional qualified personnel, our ability to grow our business will be harmed.

As a small, development stage company, we will need to hire additional qualified personnel with expertise in pre-clinical testing, clinical research and testing, government regulation, formulation and manufacturing and sales and marketing. We compete for qualified individuals with numerous pharmaceutical and biopharmaceutical companies, universities and other research institutions. Competition for such individuals is intense, and we cannot be certain that our search for such personnel will be successful. Attracting and retaining qualified personnel is critical to our success.

We might incur substantial liabilities and might be required to limit commercialization of our products in response to product liability lawsuits.

The testing and marketing of medical products entail an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we might incur substantial liabilities or be required to limit commercialization of our products. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of our products. Although we carry clinical trial insurance, we might not be able to renew such insurance at a reasonable cost, if at all, or our intended collaborators may be unable to obtain such insurance at a reasonable cost, if at all. Even if our agreements with any future collaborators entitle us to indemnification against losses, that indemnification might not be available or adequate should any claim arise.

Risks Related to Our Securities

The trading volume of our common stock is limited and our investors may encounter difficulties selling significant quantities of our stock without adversely impacting the price at which they can sell.

Since listing with the NASDAQ Stock Market in May of 2006, the trading volume for our stock has varied significantly from day to day and often the number of shares traded has been low. For example, from the commencement of trading on the NASDAQ Stock Market on May 2, 2006 through the end of the year, the trading volume of our stock was less than 10,000 shares on 82 of 169 trading days. No assurance can be given that a more liquid trading market will develop.

The prices at which are shares of our common stock are traded will likely be volatile.

You should expect the prices at which our common stock is traded to be highly volatile. For example, since the merger between Chelsea Therapeutics, Inc. and Ivory Capital on February 11, 2005, the trading price of our common stock has been as low as $2.43 and as high as $36.00. Even since the commencement of NASDAQ trading in May 2006, the price has varied from a low of $2.43 to a high of $7.60. The expected volatile price of our stock will make it difficult to predict the value of your investment, to sell your shares at a profit at any given time, or to plan purchases and sales in advance. A variety of other factors might also affect the market price of our common stock. These include, but are not limited to:

•	publicity regarding actual or potential clinical results relating to products under development by our competitors or us;

•	delays or failures in initiating, completing or analyzing pre-clinical or clinical trials or the unsatisfactory design or results of these trials;

•	achievement or rejection of regulatory approvals by our competitors or us;

•	announcements of technological innovations or new commercial products by our competitors or us;

•	developments concerning proprietary rights, including patents;

•	developments concerning our collaborations;

•	regulatory developments in the United States and foreign countries;

•	economic or other crises and other external factors;

•	period-to-period fluctuations in our results of operations;

•	changes in financial estimates by securities analysts; and

•	sales of our common stock.

We will not be able to control many of these factors, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance.

In addition, the stock market in general, and the market for biotechnology companies in particular, has experienced extreme price and volume fluctuations that might have been unrelated or disproportionate to the operating performance of individual companies. These broad market and industry factors might seriously harm the market price of our common stock, regardless of our operating performance.

We have never paid dividends and do not intend to pay cash dividends.

We currently anticipate that no cash dividends will be paid on our common stock in the foreseeable future. While our dividend policy will be based on the operating results and capital needs of the business, it is anticipated that all earnings, if any, will be retained to finance our future operations.

Upon the effective time of this registration statement, there will be a significant number of shares of our common stock eligible for sale, which could depress the market price of our stock.

As of March 31, 2007, we had 22,360,363 shares of common stock outstanding. The 2,648,306 shares of common stock that may be sold by the selling stockholders under this prospectus will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our affiliates. An additional 794,492 shares of common stock issuable upon exercise of outstanding warrants will be freely tradable without restriction or further registration under the federal securities law unless purchased by our affiliates. If these or other stockholders sell substantial amounts of our common stock in the public market, or if the market perceives that these sales may occur, the market price of our common stock might decline. We are unable to estimate the amount, timing or nature of future sales of outstanding common stock.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including in the sections entitled “Prospectus Summary”, and “Risk Factors”. In some cases, you can identify forward-looking statements by terminology such as “might”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate,” “project”, “predict”, “intend”, “potential” or the negative of such terms or other similar expressions.

The forward-looking statements reflect our current expectations and views about future events and speak only as of the date the statements were made. The forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on the forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is part, completely and with the understanding that our actual future results might be materially different from what we expect. We might not update the forward-looking statements, even though our situation might change in the future, unless we have obligations under U.S. Federal securities laws to update and disclose material developments related to previously disclosed information. We qualify all of the forward-looking statements by these cautionary statements.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Offers to sell, and offers to buy, shares of our common stock are being made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

USE OF PROCEEDS

The shares of common stock offered by this prospectus are being registered for the account of the selling stockholders named in this prospectus. As a result, all proceeds from the sales of the common stock will go to the selling stockholders and we will not receive any proceeds from the resale of the common stock by the selling stockholders. In the event that all of the warrants to purchase 794,492 shares of common stock, which were issued in connection with the private placement that we closed on March 22, 2007, are exercised for cash, we will receive proceeds of approximately $4,496,825. We will bear all costs associated with this registration statement and prospectus.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We anticipate that any earnings will be retained for development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Our board of directors has sole discretion to pay cash dividends based on our financial condition, results of operations, capital requirements, contractual obligations and other relevant factors.

SELLING STOCKHOLDERS

In March 2007, we completed a private placement of 2,648,306 shares of common stock. In connection with this private placement, we issued warrants to purchase 794,492 additional shares of common stock. This prospectus covers the offer and sale by the selling stockholders of up to the total number of shares of common stock issued to the selling stockholders in the March 2007 private placement plus the total number of shares of common stock issuable upon exercise of the warrants issued to the selling stockholders pursuant to the private placement. Throughout this prospectus, when we refer to the shares of our common stock being registered on behalf of the selling stockholders, we are referring to the shares and the warrant shares unless otherwise indicated.

We are registering the above-referenced shares to permit each of the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares after the date of this prospectus to resell the shares in the manner contemplated under the “Plan of Distribution”.

The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them. We currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders, although the warrant shares will not be eligible to be offered pursuant to this prospectus until the related warrants are exercised.

The following table sets forth the name of each selling stockholder, the number of shares beneficially owned (including warrant shares) by each of the respective selling stockholders, the number of shares that may be offered under this prospectus and the number of shares of our common stock to be owned by the selling stockholders after this offering is completed. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that a selling stockholder may offer under this prospectus.

Beneficial ownership of a security is determined in accordance with the rules and regulations of the SEC. Under these rules, a person is deemed to beneficially own a share of our common stock if that person has or shares voting power or investment power with respect to that share, or has the right to acquire beneficial ownership of that share within 60 days, including through the exercise of any option or other right or the conversion or any other security. Shares issuable under stock options and warrants not subject to this offering are deemed outstanding for computing the percentage of the person holding options or warrants but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based upon 22,360,363 shares of capital stock outstanding as of March 31, 2007, plus 794,492 shares of common stock obtainable upon the exercise of outstanding warrants that are registered under this prospectus.

	Number of Shares Beneficially Owned Prior to Offering	Number of Shares Being Offered	Shares Beneficially Owned After Offering
Name			Number of Shares	% of Class
14159, L.P. (1)	19,003	6,171	12,832	*
AMP Enhanced Index International Share Fund (2)	110,475	23,715	86,760	*
Baker/Tisch Investments, L.P. (1)	11,290	3,654	7,636	*
Baker Biotech Fund I, L.P. (1)	215,014	71,579	143,435	*
Baker Bros. Investments II, L.P. (1)	737	433	304	*
Baker Brothers Life Sciences, L.P (1)	589,192	193,586	395,606	1.71%
Bioasia Crossover Fund, LP (3)	68,434	25,039	43,395	*
Davidson Kempner Institutional Partners, L.P. (4)	201,552	13,083	188,469	*
Davidson Kempner International, Ltd. (4)	347,829	23,928	323,901	1.40%
Davidson Kempner Partners (4)	62,205	7,058	55,147	*
Davidson Kempner Healthcare Fund LP (4)	757,284	55,085	702,199	3.03%

	Number of Shares Beneficially Owned Prior to Offering	Number of Shares Being Offered	Shares Beneficially Owned After Offering
Name			Number of Shares	% of Class
Davidson Kempner Healthcare International Ltd. (4)	806,245	71,266	734,979	3.17%
El Coronado Holdings, LLC (5)	2,953,218	1,865,995	1,087,223	4.70%
HealthCor Offshore, Ltd. (6)	2,720,636	413,136	2,307,500	9.97%
Henderson Global Multi-Strategy Equity Fund (2)	346,738	113,309	233,429	1.01%
Henderson North American Multi-Strategy Equity Fund (2)	87,263	28,231	59,032	*
M.H. Davidson & Co. (4)	18,544	1,205	17,339	*
RA Capital Biotech Fund, L.P. (7)	1,071,183	271,183	800,000	3.45%
RA Capital Biotech Fund II, L.P. (8)	11,242	4,242	7,000	*
Serena Limited (4)	7,782	516	7,266	*
Vivo Ventures Fund V, LP (9)	636,848	247,480	389,368	1.68%
Vivo Ventures V Affiliates Fund, LP (10)	7,474	2,904	4,570	*
TOTAL	11,050,188	3,442,798	7,607,390	32.85%

*	Less than 1%.
(1)	Julian C. Baker and Felix J. Baker, as managing members, have voting and investment control over these shares.
(2)	Robert Villiers, as fund manager, has voting and investment control over these shares.
(3)

Includes 9,091 shares obtainable upon the exercise of warrants not subject to this offering. Frank Kung, as managing member of Bioasia Investments IV, LLC, the general partner of Bioasia Crossover Fund, LP, shares voting and dispositive power with respect to these shares and disclaims beneficial ownership of the shares in which he has no pecuniary interest.

(4)

Based on Schedule 13G filed jointly on March 14, 2007 by Davidson Kempner Partners, a New York limited partnership (“DKP”), Davidson Kempner Institutional Partners, L.P., a Delaware limited partnership (“DKIP”), M. H. Davidson & Co., a New York limited partnership (“CO”), Davidson Kempner International, Ltd., a British Virgin Islands corporation (“DKIL”), Serena Limited, a Cayman Islands corporation (“Serena”), Davidson Kempner Healthcare Fund LP, a Delaware limited partnership (“DKHF”), Davidson Kempner Healthcare International Ltd., a Cayman Islands corporation (“DKHI”), MHD Management Co., a New York limited partnership and the general partner of DKP (“MHD”), Davidson Kempner Advisers Inc., a New York corporation and the general partner of DKIP (“DKAI”), Davidson Kempner International Advisors, L.L.C., a Delaware limited liability company and the manager of DKIL and Serena (“DKIA”), DK Group LLC, a Delaware limited liability company and the general partner of DKHF (“DKG”), DK Management Partners LP, a Delaware limited partnership and the investment manager of DKHI (“DKMP”), DK Stillwater GP LLC, a Delaware limited liability company and the general partner of DKMP (“DKS”), and Messrs. Thomas L. Kempner, Jr., Marvin H. Davidson, Stephen M. Dowicz, Scott E. Davidson, Michael J. Leffell, Timothy I. Levart, Robert J. Brivio, Jr., Anthony A. Yoseloff, Eric P. Epstein and Avram Z. Friedman (collectively, the “Principals”), who are the general partners of CO and MHD, the sole managing members of DKIA and DKG and the sole stockholders of DKAI. Messrs. Thomas L. Kempner, Jr. and Timothy I. Levart are Executive Managing Member and Deputy Executive Managing Member, respectively, of DKS. Each of Messrs. Kempner and Levart, together with Messrs. Marvin H. Davidson, Stephen M. Dowicz, Scott E. Davidson, Michael J. Leffell, Robert J. Brivio, Jr., Anthony A. Yoseloff, Eric P. Epstein and Avram Z. Friedman are limited partners of DKMP. In addition to the 172,141 shares registered in this offering that are owned by DKP, DKIP, DKIL, CO, Serena, DKHF and DKHI, the Principals may be deemed to beneficially own an aggregate of 2,029,300 shares as a result of their voting and dispositive power over the 2,029,300 shares beneficially owned by DKP, DKIP, DKIL, Serena, CO, DKHF and DKHI. In addition, Robert J. Brivio, Jr. may be deemed to beneficially own an additional 750 shares as a result of his voting and dispositive power over 750 shares beneficially owned in a family member account. DKIA may be deemed to beneficially own the 323,901 shares beneficially owned by DKIL and the 7,266 shares beneficially owned by Serena as a result of its voting and dispositive power over those shares. DKAI may be deemed to beneficially own the 188,469 shares beneficially owned by DKIP as a result of its voting and dispositive power over those shares. MHD may be deemed to beneficially own the 55,147 shares beneficially owned by DKP as a result of its voting and dispositive power over those shares. DKG may be deemed to beneficially own the 702,199 shares beneficially owned by DKHF as a result of its voting and dispositive power over those shares. DKMP and DKS may be deemed to beneficially own the 734,979 shares beneficially owned by DKHI as a result of their voting and dispositive power over those shares.

(5)	Josiah T. Austin, as sole Managing member of El Coronado Holdings, LLC, has voting and investment control over these shares.
(6)

The number of shares beneficially owned includes 346,125 shares of common stock obtainable upon the exercise of warrants not offered pursuant to this prospectus held by the selling stockholder, together with 621,250 shares of common stock and 186,375 shares of common stock obtainable upon exercise of warrants not offered pursuant to this prospectus that are held by HealthCor, L.P.  HealthCor Management, L.P. is the investment manager of HealthCor Offshore, Ltd. and HealthCor, L.P.  Arthur Cohen and Joseph Healy, the Managers of HealthCor Associates, LLC, the general partner of HealthCor Management, L.P., have voting and investment control over these shares.

(7)	Includes 300,000 shares obtainable upon the exercise of warrants not subject to this offering. Peter Kolchinsky and Rich Aldrich share voting and investment control over these shares.
(8)	Peter Kolchinsky and Rich Aldrich share voting and investment control over these shares.
(9)

Includes 89,853 shares obtainable upon the exercise of warrants not subject to this offering. Frank Kung, as managing member of Vivo Ventures V, LLC, the general partner of Vivo Ventures Fund V, LP, shares voting and dispositive power with respect to these shares and disclaims beneficial ownership of the shares in which he has no pecuniary interest.

(10)

Includes 1,055 shares obtainable upon the exercise of warrants not subject to this offering. Frank Kung, as managing member of Vivo Ventures V, LLC, the general partner of Vivo Ventures V Affiliates Fund, LP, shares voting and dispositive power with respect to these shares and disclaims beneficial ownership of the shares in which he has no pecuniary interest.

PLAN OF DISTRIBUTION

We are registering the shares offered by this prospectus on behalf of the selling stockholders. The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction.

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

Selling stockholders and any broker-dealers that act in connection with the sale of the shares offered hereby might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) the date on which all the shares may be sold pursuant to Rule 144(k) of the Securities Act and (2) such time as all of the shares covered by this prospectus have been disposed of (a) pursuant to and in accordance with the registration statement, (b) to or through a broker, dealer or underwriter in a public distribution or a public securities transaction, and/or (c) in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(1) thereof.

ABOUT THIS PROSPECTUS

This prospectus is not an offer or solicitation in respect to these securities in any jurisdiction in which such offer or solicitation would be unlawful. This prospectus is part of a registration statement that we filed with the SEC. The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about our company and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC’s offices mentioned under the heading “Where You Can Find More Information.” We have not authorized anyone else to provide you with different information or additional information. You should not assume that the information in this prospectus, or any supplement or amendment to this prospectus, is accurate at any date other than the date indicated on the cover page of such documents.

VALIDITY OF COMMON STOCK

Legal matters in connection with the validity of the shares offered by this prospectus will be passed upon by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina. Individual partners of Wyrick Robbins own approximately 6,000 shares of our common stock.

EXPERTS

The consolidated financial statements incorporated by reference in this prospectus from the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report of J.H. Cohn LLP, an independent registered public accounting firm, given on the authority of that firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (file number ), on Form S-3, including exhibits, under the Securities Act of 1933 with respect to the shares of our common stock that might be sold under this prospectus. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares that might be sold under this prospectus, reference is made to the registration statement and the exhibits attached to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. We are subject to the information and reporting requirements of the Securities Exchange Act of 1934 and file annual, quarterly and current reports, proxy statements and other information with the SEC.

You may read and copy all or any portion of the registration statement or any of our annual, quarterly and current reports, proxy statements or other information that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings, including the registration statement, are also available to you on the SEC’s web site http://www.sec.gov. Reports filed prior to July 28, 2005 can be found under the name of our predecessor, Ivory Capital Corporation (File No. 033-24967)

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate into this prospectus information that we file with the SEC in other documents, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference is automatically updated and superseded if such information is contained in this prospectus, or information that we later file with the SEC modifies and replaces such information. We incorporate by reference into this registration statement and prospectus the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the securities covered by this prospectus (other than any portion of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules):

•	the Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 12, 2007;

•	the Current Reports on Form 8-K filed on February 2, February 7, March 20 and March 23, 2007; and

•	the description of our common stock contained in our registration statement on Form 8-A (File No. 000-51462), including any amendment or report filed for the purpose of updating such description.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Chelsea Therapeutics International, Ltd., Attention: Corporate Secretary, 13950 Ballantyne Corporate Place, Suite 325, Charlotte, North Carolina 27277, (704) 341-1516.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

We estimate that expenses payable by us in connection with the offering described in this Registration Statement will be as follows:

SEC registration fee	$576
Legal fees and expenses	$50,000
Accounting fees and expenses	$5,000
Printing expenses	$10,000
Miscellaneous	$4,424
Total	$70,000

Item 15.    Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of the registrant may and, in certain cases, must be indemnified by the registrant against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys’ fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys’ fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the registrant. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to the registrant, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses, and, in a non-derivative action, to any criminal proceeding in which such person had reasonable cause to believe his conduct was unlawful.

The registrant’s certificate of incorporation provides that no director of the registrant shall be liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

The registrant’s certificate of incorporation also provides that the registrant shall indemnify to the fullest extent permitted by Delaware law any and all of its directors and officers, or former directors and officers, or any person who may have served at the registrant’s request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

Item 16.    Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description of Document	Registrant’s Form	Dated	Exhibit Number	Filed Herewith
2.1	Agreement and Plan of Merger by and among Ivory Capital Corporation, Chelsea Therapeutics, Inc. and Chelsea Acquisition Corp, dated as of January 17, 2005.	8-K	01/17/05	2.1

2.2	Agreement and Plan of Merger between Ivory Capital Corporation and Chelsea Therapeutics International, Ltd., dated as of June 17, 2005.	8-K	07/28/05	2.2

3.1	Certificate of Incorporation for Chelsea Therapeutics International, Ltd.	S-1	08/18/05	3.1

Exhibit Number	Description of Document	Registrant’s Form	Dated	Exhibit Number	Filed Herewith
3.2	Bylaws of Chelsea Therapeutics International, Ltd.	S-1	08/18/05	3.2

5.1	Opinion of Wyrick Robbins Yates & Portion LLP.				X

10.1*	License Agreement dated as of March 24, 2004 between M. Gopal Nair and Chelsea Therapeutics, Inc. (f/k/a Aspen Therapeutics, Inc.).	8-K	02/16/05	10.1

10.3	Form of Subscription Agreement for the purchase of Series A Preferred Stock of Chelsea Therapeutics, Inc.	8-K	02/16/05	10.3

10.4	Chelsea Therapeutics, Inc. 2004 Stock Plan and forms of Notice of Stock Option Grant and Stock Option Agreement.	8-K	02/16/05	10.4

10.5	Form of Subscription Agreement and Warrant for the purchase of common stock, par value $0.0001 per share, of Chelsea Therapeutics International, Ltd.	8-K	02/17/06	10.5

10.6	Placement Agency Agreement dated November 28, 2005 between Chelsea Therapeutics International, Ltd. and Paramount BioCapital, Inc.	10-K	03/08/06	10.6

10.7	Employment Agreement between Chelsea Therapeutics International, Ltd. and Dr. Simon Pedder, effective May 1, 2006.	8-K	05/01/06	10.7

10.8**	Development and Commercialization Agreement dated as of May 5, 2006 between Active Biotech AB and Chelsea Therapeutics International, Ltd.	10-Q	08/14/06	10.8

10.9**	Exclusive License Agreement dated May 26, 2006 between Dainippon Sumitomo Pharma Co., Ltd. ad Chelsea Therapeutics, Inc.	10-Q	08/14/06	10.9

10.10**	Finder’s Agreement dated May 26, 2006 between Paramount BioCapital, Inc. an Chelsea Therapeutics International, Ltd.	10-Q	08/14/06	10.9

10.11	Form of Subscription Agreement and Warrant.	8-K	02/20/07	10.11

21.1	Subsidiaries of Chelsea Therapeutics International, Ltd.	10-K	03/12/07	21.1

23.1	Consent of Independent Registered Public Accounting Firm.				X

23.2	Consent of Wyrick Robbins Yates & Portion LLP (included as part of Exhibit 5.1).				X

*	The registrant received confidential treatment with respect to certain portions of this exhibit. Such portions have been omitted from this exhibit and have been filed separately with the SEC.
**	The registrant has requested confidential treatment with respect to certain portions of this exhibit. Such portions have been omitted from this exhibit and have been filed separately with the SEC.

(b) None.

Item 17.    Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any prospectus required by section10(a)(3) of the Securities Act of 1933.

(2) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which as registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set for the in the “Calculation of Registration Fee” table in the effective registration statement.

(3) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(4) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions above or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i) The undersigned registrant also hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina on April 9, 2007.

CHELSEA THERAPEUTICS INTERNATIONAL, LTD.

By:	/s/ SIMON PEDDER
Simon Pedder, Ph.D. President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1933, this registration statement has been signed as of the 9th day of April 2007, by the following persons in the capacities indicated.

Name	Title

/s/ SIMON PEDDER, PH.D. Simon Pedder, Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ J. NICK RIEHLE J. Nick Riehle	Vice President, Operations and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ MICHAEL WEISER Michael Weiser, M.D., Ph.D.	Director

/s/ KEVIN CLEMENS Kevin Clemens, Ph.D.	Director

/s/ NEIL HERSKOWITZ Neil Herskowitz	Director

/s/ JOHNSON Y.Y. LAU Johnson Y.Y. Lau, M.D.	Director

/s/ JASON STEIN Jason Stein, M.D.	Director